                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934 for the fiscal year ended DECEMBER 31, 1997

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1-5542


                         THE DEXTER 401(K) SAVINGS PLAN
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)


REQUIRED INFORMATION

The Dexter 401(K) Savings Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation    Description                             Method of Filing
-----------    -----------                             ----------------

Exhibit 23     Consent of Coopers & Lybrand L.L.P.,    Filed with this report
               Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Dexter 401(K) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE DEXTER 401(K) SAVINGS PLAN


Date: June 16, 1998                    /s/ Lawrence D. McClure
     ----------------                  ----------------------------
                                       Lawrence D. McClure
                                       Dexter Corporation
                                       Plan Administrator

                         THE DEXTER 401(K) SAVINGS PLAN
                                     INDEX


                                                                            Page
                                                                            ----

Report of Independent Accountants                                             2

Financial Statements
  Statement of Net Assets Available for Benefits
      at December 31, 1997 and 1996                                           3
  Statement of Changes in Net Assets Available for
      Benefits for the years ended December 31, 1997 and 1996                 4

Notes to Financial Statements                                                 5

Line 27E - Schedule of Nonexempt Transactions                                16

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
The Dexter 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Dexter 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.
----------------------------
Coopers & Lybrand L.L.P.


Springfield, Massachusetts
June 8, 1998

                         THE DEXTER 401(K) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          at December 31, 1997 and 1996


                                                         1997           1996
                                                      -----------    -----------
Assets
     Investment in Master Trust at fair value         $46,598,711    $36,219,734
     Contributions receivable
            Employer                                      128,006         96,666
            Employee                                      274,911        169,112
                                                      -----------    -----------

                        Total assets                   47,001,628     36,485,512

Accrued administrative expenses                            32,640         39,445
                                                      -----------    -----------

Net assets available for benefits                     $46,968,988    $36,446,067
                                                      ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                         THE DEXTER 401(K) SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                 for the years ended December 31, 1997 and 1996



                                                                           1997             1996
                                                                       ------------     ------------
Additions to net assets attributed to:
      Contributions
            Employer                                                   $  1,440,453     $    956,846
            Employee                                                      3,875,607        2,905,053
      Net appreciation of the Master Trust                                7,905,419        3,177,166
      Transfers from merged plans (Note 1)                                  405,478       25,369,507
      Net transfers                                                             (14)          54,251
      Other                                                                                   23,792
                                                                       ------------     ------------
                                                                         13,626,943       32,486,615
                                                                       ------------     ------------
Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries       2,897,225        2,239,415
      Administrative expenses                                               206,797          148,208
                                                                       ------------     ------------

                                                                          3,104,022        2,387,623
                                                                       ------------     ------------

Net increase                                                             10,522,921       30,098,992

Net assets available for benefits, beginning of year                     36,446,067        6,347,075
                                                                       ------------     ------------

Net assets available for benefits, end of year                         $ 46,968,988     $ 36,446,067
                                                                       ============     ============

    The accompanying notes are an integral part of the financial statements.

                         THE DEXTER 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

      On July 1, 1996, the Dexter Aerospace Materials Division Security Plus Savings Plan and The Dexter Electronic Materials Division Security Plus Savings Plan were merged into The Dexter Packaging Products Division Security Plus Savings Plan. The merged plan, as amended and restated, was renamed as The Dexter 401(k) Savings Plan (the "Plan"). The accounts of employees of Distributor Programs who had participated in the Dexter Automotive Materials Division Security Plus Savings Plan were also transferred into the Plan. The remaining accounts of the Dexter Automotive Materials Division Security Plus Savings Plan were transferred into the Plan during 1997.

      The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan covering all eligible employees of the Dexter Aerospace Materials Division, the Dexter Electronic Materials Division, the Dexter Packaging Products Division and the Dexter Magnetic Materials Division. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code").

      PLAN ADMINISTRATOR

      Dexter Corporation (the "Company") is the administrator of the Plan. Among the responsibilities of the Company as the administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees subsequent to the merger are paid from the assets of the Plan.

      ELIGIBILITY

      Each eligible employee becomes a participant in the Plan on the first day of the month following the first day of employment. Participants in the plans being merged as of July 1, 1996 were immediately eligible to participate in the Plan.

      CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

      Participants may make on a pre-tax basis elective contributions to the Plan of 1% to 12% of the participant's salary. Such participant contributions are subject to certain requirements including Sections 402(g) and 415(d) of the Code.

                         THE DEXTER 401(K) SAVINGS PLAN

      The Company makes contributions of 50% of the actual total pre-tax contributions directed to be made by participants in the plan year up to a maximum of 6% of the participant's salary. These contributions are made at least quarterly. Additionally, the Company may make discretionary contributions on behalf of all eligible participants of amounts in excess of 50% of participants' contributions.

      Monthly, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund.

      Monthly, a participant may direct the Plan's trustee to invest in 1% increments the value of his or her account and/or future contributions in a Large/Mid Cap Equity Fund, Fixed Income Fund, The Dexter Corporation Stock Fund, Money Market Fund, International Equity Fund, or Small Cap Equity Fund.

      VESTING

      Matching contributions and associated earnings vest according to the following schedule:

                    YEARS OF PARTICIPATION         PERCENT VESTED
                    ----------------------         --------------

                              1                          25%
                              2                          50%
                              3                         100%

      A year of participation equals four quarters of a participation year. One-quarter of a participation year is a calendar quarter of the plan year in which a pre-tax contribution is made.

      If the interest of the participant in the Company matching contributions account has not become fully vested under the above schedule, the account will become fully vested upon (a) attaining the age of 65, (b) death, (c) termination of employment due to disability, (d) completion of five years of service, or (e) discontinuance of contributions by the company or termination of the Plan. If a participant separates from the Company before becoming fully vested, non-vested matching contributions will be forfeited. These forfeitures will first be used to pay administrative expenses and then will be applied toward Company matching contributions.

      Employee elective pre-tax contributions are immediately fully vested.

      PAYMENT OF BENEFITS

      Each participant is eligible to receive payment of his or her account no later than 60 days after the end of the later of the plan year in which the participant attains age 65 or the plan year in which the participant separates from service. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death, or disability.

      All payments under the Plan are made in a single lump sum. In the event that any portion of the participant's account is invested in Dexter stock, he or she may request payment in whole shares of stock (with any fractional shares paid in cash), in cash, or in some combination of shares of stock and cash.

                         THE DEXTER 401(K) SAVINGS PLAN

      WITHDRAWALS AND LOANS

      A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

      Participants may also obtain loans from the Plan. A participant may have no more than one loan outstanding at any time. The total amount outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES

      The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The plan provides for investment options in various funds of the Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

                         THE DEXTER 401(K) SAVINGS PLAN

      INVESTMENT VALUATION

      All assets are valued as of the last business day of the year according to the following methods:

      Fleet Bank, N.A. ("Fleet") holds certain combined assets of the Plan and other employee benefit plans of the Company in a Master Trust (the "Trust"). The allocable portion of the Plan's assets and related income are included in these financial statements.

      Approximately eighteen percent of the assets of the Master Trust are owned by the Plan at December 31, 1997 (approximately seventeen percent at December 31, 1996). In addition to Fleet, other managers act as investment advisors for certain of the combined assets of the Trust.

      The investment in Master Trust consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to an individual participant's account.

      At December 31, 1997, investments contained in pooled funds were valued according to the following methods:

            Common Stocks

      If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

            Corporate Bonds

      Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

            Government Securities

      The Trust accounting reflects dealer market value quotes at the last business day of the month.

            Short-Term Obligations

      Short-term instruments are valued at cost, which approximates fair value.

            Guaranteed Investment Contracts

      Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

            Participant Loans

      Participant loans are stated at the unpaid principal balance.

                         THE DEXTER 401(K) SAVINGS PLAN

      OTHER

      Purchases and sales of securities are reflected on a settlement date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

      The net appreciation in the fair value of investments is presented in the statement of changes in net assets available for benefits under the caption "net appreciation of the Master Trust". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1998 that the Plan, as amended through May 16, 1996, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since May 16, 1996. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.    PLAN TERMINATION


      In the event of the termination or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

      The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time and for any reason. However, no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

                         THE DEXTER 401(K) SAVINGS PLAN

5.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      VALUATION

      The fixed income fund of the Master Trust, in which the Plan participates, invested in five guaranteed investment contracts (GICs) with insurance companies in 1997 and 1996. Also included in the fixed income fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1997 and 1996 and are presented below:

                                                                     1997
                                                                     ----
                                                                                              CONTRACT VALUE
                                                            MATURITY          CREDITING         INCLUDING         FAIR
                        ISSUER                                DATE          INTEREST RATE    ACCRUED INTEREST     VALUE
                        ------                                ----          -------------    ----------------     -----
      John Hancock Mutual Life Insurance Company            12/15/99              7.50%        $ 6,419,400     $ 6,596,663
      John Hancock Mutual Life Insurance Company            12/15/98              8.25           6,339,647       6,503,876
      Metropolitan Life Insurance Company                    6/15/01              6.70           3,107,969       3,170,729
      New York Life Insurance and Annuity Corporation        9/15/98              7.00           4,108,467       4,136,796
      New York Life Insurance and Annuity Corporation        2/15/00              6.35           5,316,603       5,354,718
      SEI Stable Asset Fund                                  Various           Various          24,627,703      24,505,061
                                                                                               -----------     -----------

                  Total                                                                        $49,919,789     $50,267,843
                                                                                               ===========     ===========

                                                                     1996
                                                                     ----
                                                                                              CONTRACT VALUE
                                                            MATURITY          CREDITING         INCLUDING         FAIR
                        ISSUER                                DATE          INTEREST RATE    ACCRUED INTEREST     VALUE
                        ------                                ----          -------------    ----------------     -----
      John Hancock Mutual Life Insurance Company            12/15/99              7.50%        $ 5,971,535     $ 6,073,402
      John Hancock Mutual Life Insurance Company            12/15/98              8.25           5,856,487       6,116,285
      Metropolitan Life Insurance Company                   12/15/97              6.76           3,032,159       3,056,562
      New York Life Insurance and Annuity Corporation        9/15/98              7.00           7,327,947       7,416,511
      The Prudential Insurance Company of America            6/15/97              6.63           3,012,314       3,022,145
      SEI Stable Asset Fund                                  Various           Various          24,842,860      27,801,810
                                                                                               -----------     -----------

                  Total                                                                        $50,043,302     $53,486,715
                                                                                               ===========     ===========

                         THE DEXTER 401(K) SAVINGS PLAN

      CONCENTRATION OF CREDIT RISK

      Of the guaranteed investment contracts included in the fixed income fund, three, which were held with two individual insurance companies at December 31, 1997 and 1996, represent concentrations of credit risk. The total contract values, excluding accrued interest, held with each company are approximately $6.4 million, $6.3 million and $5.3 million, respectively ($5.9 million, $5.7 million and $7.2 million, respectively at December 31, 1996) and represent 12.7%, 12.5%, and 10.5%, respectively (11.5%, 11.3%, and 14.1%, respectively, at December 31, 1996), of the total fair value of the fixed income fund. The SEI Stable Asset Fund has a contract value, excluding accrued interest, of approximately $24.5 million ($24.7 million in 1996) and represents 48.3% (48.6% in 1996) of the total fair value of the fixed income fund.

6.    MASTER TRUST

      Investments and net appreciation of the Master Trust for The Dexter Corporation Master Trust and the Plan's allocable portion at December 31, 1997 and 1996 and for the years then ended, are as follows:

           INVESTMENT IN MASTER TRUST                            DECEMBER 31, 1997
                                           -----------------------------------------------------------
                                                   MASTER TRUST            PLAN'S SHARE OF MASTER TRUST
                                           ----------------------------    ----------------------------
                                            FAIR VALUE         COST         FAIR VALUE          COST
                                           ------------    ------------    ------------    ------------
      Large/mid cap equity fund            $151,553,887    $109,123,219    $ 27,856,588    $ 20,057,556
      Fixed income fund                      50,692,638      50,692,638      11,025,462      11,025,462
      The Dexter Corporation stock fund       9,255,185       6,240,802       1,913,484       1,105,668
      Participant loan fund                   3,092,826       3,092,826       2,643,333       2,643,333
      Money market fund                       2,610,032       2,610,032         274,895         274,895
      Pension bond fund                      21,952,225      21,678,206
      Pension fixed fund                          9,554           9,554
      Permag bond fund                        7,238,653       7,154,946
      Small cap equity fund                   4,849,734       4,699,045       2,060,077       1,996,067
      International equity fund               6,567,574       6,993,935         824,872         878,422
                                           ------------    ------------    ------------    ------------
                                           $257,822,308    $212,295,203    $ 46,598,711    $ 37,981,403
                                           ============    ============    ============    ============

           INVESTMENT IN MASTER TRUST                           DECEMBER 31, 1996
                                           -----------------------------------------------------------
                                                   MASTER TRUST            PLAN'S SHARE OF MASTER TRUST
                                           ----------------------------    ----------------------------
                                            FAIR VALUE         COST         FAIR VALUE         COST
                                           ------------    ------------    ------------    ------------
      Large/mid cap equity fund            $126,534,673    $ 94,807,778    $ 21,047,348    $ 15,770,003
      Fixed income fund                      50,849,133      50,849,133      10,326,650      10,326,650
      The Dexter Corporation stock fund       6,807,641       6,081,836       1,523,400       1,165,523
      Participant loan fund                   2,232,452       2,232,452       1,937,459       1,937,459
      Money market fund                       1,930,801       1,930,801         200,725         200,725
      Pension bond fund                      19,926,934      18,846,191
      Pension fixed fund                          9,025           9,025
      Permag bond fund                        5,912,467       5,888,252
      Small cap equity fund                   1,639,812       1,597,317         714,856         696,331
      International equity fund               1,558,488       1,487,355         469,296         447,877
                                           ------------    ------------    ------------    ------------
                                           $217,401,426    $183,730,140    $ 36,219,734    $ 30,544,568
                                           ============    ============    ============    ============

                         THE DEXTER 401(K) SAVINGS PLAN

6.    MASTER TRUST, CONTINUED


      Net appreciation of the Master Trust

                                                                FOR THE YEARS ENDED
                                           -----------------------------------------------------------
                                                 DECEMBER 31, 1997                DECEMBER 31, 1996
                                           -----------------------------    ----------------------------
                                                            PLAN'S SHARE                    PLAN'S SHARE
                                           MASTER TRUST   OF MASTER TRUST   MASTER TRUST   OF MASTER TRUST
                                           ------------     ------------    ------------    ------------
      Large/mid cap equity fund            $ 34,850,215     $  6,135,785    $ 22,655,076    $  2,396,399
      Fixed income fund                       3,452,216          705,075       3,563,650         404,286
      The Dexter Corporation stock fund       2,580,658          579,994         891,969         192,753
      Participant loan fund                     222,688          192,953         137,396          89,239
      Money market fund                         133,963           11,811          80,686           2,616
      Pension bond fund                       2,025,292                          409,144
      Pension fixed fund                            529                          480,644
      Permag bond fund                          658,696                          273,179
      Small cap equity fund                     595,134          238,589         129,586          58,164
      International equity fund                (122,117)          41,212         114,949          33,709
                                           ------------     ------------    ------------    ------------
                                           $ 44,397,274     $  7,905,419    $ 28,736,279    $  3,177,166
                                           ============     ============    ============    ============

      At December 31, 1997, 1,137 employees (1,140 in 1996) were participating in the Plan. Approximate participation by fund was:

                                                  NUMBER OF PARTICIPANTS
                                           -------------------------------------
                 FUND                      DECEMBER 31, 1997   DECEMBER 31, 1996
                 ----                      -----------------   -----------------
      Large/mid cap equity fund                  1,004                987
      Fixed income fund                            783                824
      The Dexter Corporation stock fund            363                256
      Participant loan fund                        357                126
      Money market fund                             77                 41
      Small cap equity fund                        238                126
      International equity fund                    183                106

                         THE DEXTER 401(K) SAVINGS PLAN

7.    AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

      The changes in net assets available for benefits of the various funds for the period ended December 31, 1997 are as follows:

                                                                                                        THE DEXTER
                                                                     LARGE/MID CAP    FIXED INCOME     CORPORATION      PARTICIPANT
                                                                     EQUITY FUND          FUND          STOCK FUND       LOAN FUND
                                                                     ------------     ------------     ------------     ------------
      Additions to net assets attributed to:
            Contributions
                  Employer                                           $    748,721     $    383,387     $    148,083
                  Employee                                              2,285,378        1,011,986           70,642
            Net appreciation of the Master Trust                        6,135,785          705,075          579,994     $    192,953
            Transfer from merged plans                                    306,254           91,549            7,675
                                                                     ------------     ------------     ------------     ------------
                                                                        9,476,138        2,191,997          806,394          192,953

      Deductions from net assets attributed to:
            Benefits paid
                  Directly to participants or their beneficiaries       1,744,158          863,010          116,201          115,960
            Administrative expenses                                       175,513           19,145            2,537            6,250
                                                                     ------------     ------------     ------------     ------------
                                                                        1,919,671          882,155          118,738          122,210

      Net transfers from (to) affiliated plans and other                 (677,748)        (586,456)        (301,584)         638,681
                                                                     ------------     ------------     ------------     ------------
      Net addition                                                      6,878,719          723,386          386,072          709,424

      Net assets available for benefits, beginning of year             21,224,841       10,410,617        1,535,081        1,876,573
                                                                     ------------     ------------     ------------     ------------
      Net assets available for benefits, end of year                 $ 28,103,560     $ 11,134,003     $  1,921,153     $  2,585,997
                                                                     ============     ============     ============     ============

                                                                        MONEY          SMALL CAP      INTERNATIONAL
                                                                     MARKET FUND      EQUITY FUND     EQUITY FUND         TOTAL
                                                                     ------------     ------------    ------------    ------------
      Additions to net assets attributed to:
            Contributions
                  Employer                                           $     37,807     $     71,237    $     51,218    $  1,440,453
                  Employee                                                 90,415          243,116         174,070       3,875,607
            Net appreciation of the Master Trust                           11,811          238,589          41,212       7,905,419
            Transfer from merged plans                                                                                     405,478
                                                                     ------------     ------------    ------------    ------------
                                                                          140,033          552,942         266,500      13,626,957

      Deductions from net assets attributed to:
            Benefits paid
                  Directly to participants or their beneficiaries          45,679            3,313           8,904       2,897,225
            Administrative expenses                                           339            1,961           1,052         206,797
                                                                     ------------     ------------    ------------    ------------
                                                                           46,018            5,274           9,956       3,104,022

      Net transfers from (to) affiliated plans and other                   (4,570)         818,701         112,962             (14)
                                                                     ------------     ------------    ------------    ------------
      Net addition                                                         89,445        1,366,369         369,506      10,522,921

      Net assets available for benefits, beginning of year                201,411          723,375         474,169      36,446,067
                                                                     ------------     ------------    ------------    ------------
      Net assets available for benefits, end of year                 $    290,856     $  2,089,744    $    843,675    $ 46,968,988
                                                                     ============     ============    ============    ============

                         THE DEXTER 401(K) SAVINGS PLAN

7.    AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND, CONTINUED

      The changes in net assets available for benefits of the various funds for the year ended December 31, 1996 are as follows:

                                                                                                       THE DEXTER
                                                                    LARGE/MID CAP    FIXED INCOME     CORPORATION      PARTICIPANT
                                                                    EQUITY FUND          FUND          STOCK FUND       LOAN FUND
                                                                    ------------     ------------     ------------     ------------
      Additions to net assets attributed to:
            Contributions
                  Employer                                          $    514,951     $    253,056     $    160,374     $     (7,391)
                  Employee                                             1,840,933          741,262           14,394
            Net appreciation of the Master Trust                       2,396,399          404,286          192,753           89,239
            Transfer from merged plans                                14,963,415        8,354,710        1,209,723          841,659
            Other                                                                                                            23,792
                                                                    ------------     ------------     ------------     ------------
                                                                      19,715,698        9,753,314        1,577,244          947,299

      Deductions from net assets attributed to:
            Benefits paid
                  Directly to participants or their beneficiaries      1,396,154          705,020          101,429           21,891
            Administrative expenses                                      109,978           19,406            2,230           15,250
                                                                    ------------     ------------     ------------     ------------
                                                                       1,506,132          724,426          103,659           37,141

      Net transfers from (to) affiliated plans and other                (972,719)        (446,412)        (237,912)         734,883
                                                                    ------------     ------------     ------------     ------------
      Net addition                                                    17,236,847        8,582,476        1,235,673        1,645,041

      Net assets available for benefits, beginning of year             3,987,994        1,828,141          299,408          231,532
                                                                    ------------     ------------     ------------     ------------
      Net assets available for benefits, end of year                $ 21,224,841     $ 10,410,617     $  1,535,081     $  1,876,573
                                                                    ============     ============     ============     ============

                                                                       MONEY         SMALL CAP      INTERNATIONAL
                                                                    MARKET FUND     EQUITY FUND     EQUITY FUND        TOTAL
                                                                    ------------    ------------    ------------    ------------
      Additions to net assets attributed to:
            Contributions
                  Employer                                          $      4,877    $     17,749    $     13,230    $    956,846
                  Employee                                                16,448         175,304         116,712       2,905,053
            Net appreciation of the Master Trust                           2,616          58,164          33,709       3,177,166
            Transfer from merged plans                                                                                25,369,507
            Other                                                                                                         23,792
                                                                    ------------    ------------    ------------    ------------
                                                                          23,941         251,217         163,651      32,432,364

      Deductions from net assets attributed to:
            Benefits paid
                  Directly to participants or their beneficiaries            208           8,746           5,967       2,239,415
            Administrative expenses                                          187             704             453         148,208
                                                                    ------------    ------------    ------------    ------------
                                                                             395           9,450           6,420       2,387,623

      Net transfers from (to) affiliated plans and other                 177,865         481,608         316,938          54,251
                                                                    ------------    ------------    ------------    ------------
      Net addition                                                       201,411         723,375         474,169      30,098,992

      Net assets available for benefits, beginning of year                                                             6,347,075
                                                                    ------------    ------------    ------------    ------------
      Net assets available for benefits, end of year                $    201,411    $    723,375    $    474,169    $ 36,446,067
                                                                    ============    ============    ============    ============

                         THE DEXTER 401(K) SAVINGS PLAN

8.    TRANSFERS BETWEEN AFFILIATED PLANS

      During 1997 and 1996, the Plan had various participant transfers (to) from other employer sponsored plans in the aggregate net amount of ($14) and $54,251, respectively, as a result of the realignment of the Company's divisions. This amount is shown separately on the Statement of Changes in Net Assets Available for Benefits.

9.    RECONCILIATION TO FORM 5500

      Certain other items are classified differently in the Plan's annual report Form 5500 than they are presented in the accompanying statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits. These represent classification differences only.

                         THE DEXTER 401(K) SAVINGS PLAN

                  LINE 27E - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      for the year ended December 31, 1997


                                                                                      EXPENSES INCURRED             CURRENT     NET
 IDENTITY OF        RELATIONSHIP       DESCRIPTION OF      PURCHASE  SELLING  LEASE     IN CONNECTION     COST OF   VALUE OF   GAIN
PARTY INVOLVED         TO PLAN          TRANSACTION         PRICE     PRICE   RENTAL   WITH TRANSACTION    ASSET     ASSET    (LOSS)
--------------         -------          -----------         -----     -----   ------   ----------------    -----     -----    ------
Dexter Corporation  Administrator  Remittance of Employee                                                $ 26,666
                                       Contributions

                                  Exhibit Index


Exhibit 23 - Consent of Coopers & Lybrand L.L.P., Independent Public Accountants